Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

May 28, 2013

VIA EDGAR AND E-MAIL

Peggy Kim, Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:                             VIVUS, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 13, 2013
Soliciting Material filed pursuant to Rule 14a-12
Filed May 14, 2013
File No. 1-33389

Dear Ms. Kim:

Set forth below are the responses of VIVUS, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 22, 2013, with respect to the Company’s Preliminary Proxy Statement filed on Schedule 14A with the Commission on May 13, 2013 (File No. 1-33389) (the “Preliminary Proxy Statement”) relating to the Company’s annual meeting of stockholders to be held on July 15, 2013.  Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) with the Commission.  For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding the Company’s corresponding response.

Preliminary Proxy Statement

1.                                 Please revise to clearly mark the proxy statement and the proxy card as preliminary copies pursuant to Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has amended the proxy statement filed as Amendment No. 1 and the proxy card filed therewith to indicate that they are preliminary copies and subject to completion.

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Who will bear the costs of soliciting votes for the Annual Meeting, page 8

2.                                 We note that proxies may be solicited by telephone, facsimile, letter, electronic mail or other appropriate means. Please revise to describe all of the methods of solicitation.  Refer to Item 4(b) of Schedule 14A. In addition, please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: In response to the Staff’s comment, the Company has amended the disclosure in Amendment No. 1 to address the Staff’s comment.  The revised disclosure, which appears on page 8 of Amendment No. 1, indicates that proxies will be solicited by or on behalf of the Company “by mail, facsimile, telephone, telegraph, Internet, in person and by advertisement”.  On behalf of the Company, we confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed with the Commission under the cover of Schedule 14A.

3.                                      Please fill in the amount that has been incurred to date as this amount is known.

Response: In response to the Staff’s comment, the Company has amended the disclosure in Amendment No. 1 to address the Staff’s comment.  It has included the estimated fee the Company will pay to Morrow & Co., LLC, the Company’s proxy solicitor ($400,000); the Company’s total estimated expenses related to the solicitation of proxies ($4,045,000); and the estimate of such expenses incurred to date ($611,000).  The Company respectfully refers the Staff to page 8 of Amendment No. 1.

Proposal No. 4: Stockholder Proposal To Repeal Bylaw Amendments, page 21

4.                                      We note that the bylaws have been amended since February 20, 2013 to increase the size of the board. Please revise to describe the effect of this proposal if approved.

Response: In response to the Staff’s comment, the Company has amended the disclosure in Amendment No. 1 to expressly state that the Company does not believe the First Manhattan Co. proposal would have any effect if approved.  Under such proposal, only bylaw amendments that are inconsistent with the election of the First Manhattan Co. director nominees would be eliminated.  The Company’s amended and restated bylaws have been amended twice since February 20, 2013; both amendments increased the size of the Company’s board of directors, which is currently set at nine members.  The Company does not believe such amendments are inconsistent with the election of First Manhattan Co.’s director nominees, especially since First Manhattan Co. has increased to nine the number of its director nominees standing for election at the Company’s 2013 annual meeting.  The Company respectfully refers the Staff to page 21 of Amendment No. 1, where it has included additional disclosure.

Form of Proxy

5.                                      We note that the proxy card asks shareholders to mark a box if they plan to attend the meeting. Please revise to disclose whether they must check the box in order to attend the meeting and the effect if they do not check the box.

Response: In response to the Staff’s comment, the Company has amended the proxy card filed with Amendment No. 1 to expressly state that (i) marking the box on the proxy card indicating that a stockholder plans to attend the Company’s 2013 annual meeting is not mandatory and (ii) stockholders may attend such meeting even if such box is not marked.  The Company respectfully refers the Staff to the proxy card filed with Amendment No. 1, where it has included additional disclosure.

6.                                      Regarding Proposal 1, please revise to clarify that shareholders may enter the names of the nominees with respect to whom they choose to withhold authority to vote on the line provided. Please also revise to provide sufficient space to write in multiple names.

Response: In response to the Staff’s comment, the Company has amended the proxy card filed with Amendment No. 1 to expressly state that stockholders may withhold authority to vote for any individual nominee(s) by marking the “For All Nominees Except” box on the proxy card and then writing the number(s) of such nominee(s) on the line below.  The Company has further amended the formatting of the proxy card to provide for sufficient space to write in numbers corresponding to multiple names.  The Company respectfully refers the Staff to the proxy card filed with Amendment No. 1 for such amendments.

7.                                      We note that Option B under telephone voting provides shareholders a way to vote all of the proposals with management by pressing “1.” Please revise or advise as to how this vote-all option complies with Rule 14a-4.

Response: In response to the Staff’s comment, the Company has eliminated the vote-all option contemplated by Option B and has amended the proxy card filed with Amendment No. 1 to reflect such elimination.  The Company respectfully refers the Staff to the proxy card filed with Amendment No. 1 for such amendments.

Soliciting Material filed pursuant to Rule 14a-12

Letter to Shareholders

8.                                      Please provide supplemental support for your statement that Qsymia is “the only FDA-approved oral medication shown to achieve more than 10% average weight loss in obese patients.”

Response: On behalf of the Company, we have separately sent to the Staff, by hand delivery, (i) copies of prescribing information for Qsymia, Belviq and orlistat, approved with the over-the-counter name Alli and prescription name Xenical (the approved prescribing information is also available by searching for Qsymia, Belviq or Xenical on the FDA’s website at: www.accessdata.fda.gov/scripts/cder/drugsatfda/), (ii) an article entitled The FDA’s Assessment of Two Drugs for Chronic Weight Management, by Eric Colman, M.D., Julie Golden, M.D., Mary Roberts, M.D., Amy Egan, M.D., M.P.H., Joyce Weaver, Pharm.D., and Curtis Rosebraugh, M.D., M.P.H., published in The New England Journal of Medicine on October 25, 2012 and appearing on the website of The New England Journal of Medicine at: http://www.nejm.org/doi/full/10.1056/NEJMp1211277 and (iii) an FDA consumer update entitled Medications Target Long-Term Weight Control, published on July 17, 2012 and appearing on the FDA’s website at: www.fda.gov/ForConsumers/ConsumerUpdates/ucm312380.htm.  The prescribing information for each medication sets forth in Section 14 the average weight loss in obese patients obtained in registrational trials which the FDA deemed sufficient for establishing the safety and effectiveness of the products for the proposed use.  The article in The New England Journal of Medicine and the FDA consumer update note that Qsymia, Belviq and orlistat are the only FDA-approved oral medications for the treatment of obesity.  As you will note upon your review of the prescribing information for each of Qsymia, Belviq and Xenical, Qsymia is the only drug of the three that has been shown to achieve more than 10% average weight loss in obese patients.

9.                                      We note the statement that “First Manhattan Co., has nominated six of its own handpicked representatives to replace existing members of your Company’s Board of Directors and effectively seize control of your company.” In future filings, please revise to identify this statement as an opinion or belief, rather than an expression of fact, and add disclosure clarifying that the First Manhattan nominees if elected would have fiduciary duties to all Vivus stockholders, not just to the nominating shareholders.

Response: On behalf of the Company, we confirm that the Company will ensure any future disclosure including the statement identified by the Staff identifies such statement as an opinion or belief, rather than an expression of fact, and includes disclosure clarifying that First Manhattan Co.’s director nominees, if elected, would have fiduciary duties to all of the Company’s stockholders and not just to the nominating stockholder.

The undersigned, on behalf of the Company, hereby acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the points contained in our response.  Please contact Joseph G. Connolly, Jr. at (202) 637-5625 or Joseph E. Gilligan at (202) 637-5945 if you have any questions or need any additional information.

Sincerely,

/s/ Joseph G. Connolly, Jr.

Joseph G. Connolly, Jr.

Partner

Hogan Lovells US LLP

cc:	John L. Slebir
Vice President, Business Development and General Counsel
VIVUS, Inc.

Jon Layman
Partner
Hogan Lovells US LLP

Joseph E. Gilligan
Partner
Hogan Lovells US LLP